Filed by Hycor Biomedical Inc. pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act
of 1934.
Subject Company: Hycor Biomedical Inc.
Commission File No. 000-11647

FOR IMMEDIATE RELEASE

Contacts:
Reg Jones, Senior Vice President and Chief Financial Officer (714) 933-3000
Douglas M. Sherk/Jennifer Beugelmans, EVC Group (415) 896-6817

HYCOR BIOMEDICAL ANNOUNCES EXTENSION OF DEADLINE TO CLOSE
STRATAGENE MERGER TRANSACTION

GARDEN GROVE, CALIFORNIA— December 29, 2003— . Hycor Biomedical Inc. (Nasdaq: HYBD) announced today that it had signed an agreement with privately held Stratagene Corporation (formerly known as Stratagene Holding Corporation) to extend the deadline for closing the proposed merger with Stratagene, announced on July 24, 2003, until February 27, 2004. All other terms of the merger agreement remain the same.

The purpose of the extension is to permit Stratagene to complete the work required to restate its financial statements for the year ended December 31, 2002, and to complete a review of its financial statements for the nine months ended September 30, 2003. The contemplated restatement primarily involves accounting for currency transactions in a different manner than Stratagene had previously recognized. This restatement is currently expected to result in a moderate improvement to Stratagene’s previously reported financial results for the year ended December 31, 2002. After the Form S-4 originally filed by Stratagene in October 2003 is revised and becomes effective, Hycor expects to submit the merger to its stockholders for approval.

     David Tholen, Hycor’s president, stated, “We understand the need for this extension and look forward to completing the transaction in an expeditious manner.”

     “While we would like to close this transaction as soon as possible, we are committed to making sure that Stratagene’s historical financial statements are accurately stated,” said Joseph A. Sorge, MD, founder, Chairman and CEO of Stratagene.

About Hycor Biomedical

     Hycor Biomedical Inc. discovers, develops, manufactures and markets diagnostic products for a variety of human medical conditions. These products include high quality automated instrument and reagent systems that use blood samples to test for more than 900 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA® brand, the market leader in standardized microscopic urinalysis. Hycor products are used by physicians and clinical laboratories all over the world to provide accurate, reliable test results to physicians and their patients. Headquartered in Garden Grove, California, with facilities in Germany and Scotland, Hycor employs more than 155 people worldwide and serves customers in more than 50 countries. Visit Hycor Biomedical’s web site at http://www.hycorbiomedical.com.

About Stratagene

     Stratagene is a leader in developing innovative products for life science research. Stratagene supports advances in science by inventing, manufacturing and distributing products that simplify, accelerate and improve research. Since 1984, Stratagene’s products have been used throughout the academic, industrial, and government research sectors in fields spanning molecular biology, genomics, proteomics, drug discovery and toxicology. More information is available at http://www.stratagene.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

     Stratagene has filed a registration statement on SEC Form S-4, including a proxy statement/prospectus in connection with the proposed transaction, and Hycor expects to mail a proxy statement/prospectus to its stockholders containing information about the proposed transaction. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hycor or Stratagene. The proposed transaction will only be effected through a proxy statement/prospectus. Investors and stockholders are advised to read the proxy statement/prospectus regarding the potential transaction when it becomes available because it will contain important information. The proxy statement/prospectus is available free of charge on the SEC website at www.sec.gov. Hycor and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from stockholders in connection with the proposed transaction. Information about the directors and executive officers of Hycor and their ownership of Hycor stock and information about other persons who may also be deemed to be participants in Hycor’s solicitation is included in the proxy statement/prospectus. In addition to the proxy statement/prospectus, Hycor files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

FORWARD-LOOKING STATEMENTS

     This release contains forward-looking statements including Hycor’s and Stratagene’s beliefs about their combined business prospects and future results of operations. These statements involve risks, uncertainties and assumptions. Among the important additional factors that could cause actual results to differ materially from those forward-looking statements are risks associated with the ability to conclude the proposed transaction, the tax-free status of the proposed transaction, the number of shares outstanding after the merger, the targeted closing date of the merger, the overall economic environment, the impact of competitive products and pricing, product demand both domestically and overseas, market receptiveness to new product launches, extended manufacturing difficulties, regulatory issues, currency fluctuations, changes in the anticipated revenues and earnings of the companies and other factors detailed in Stratagene’s Form S-4 registration statement and in Hycor’s filings with the Securities and Exchange Commission including recent filings of Forms 10-K and 10-Q. In addition, the factors underlying combined company forecasts are dynamic and subject to change and, therefore, those forecasts speak only as of the date they are given. The companies do not undertake to update them, however, they may choose from time to time to update them, and, if they should do so, they will disseminate the update to the investing public. The proposed transaction is subject to closing conditions, including regulatory and shareholder approvals and no assurances can be given that such conditions will be satisfied.